UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              KOOR INDUSTRIES LTD.
                                (Name of Issuer)

                      ORDINARY SHARES, PAR VALUE NIS 0.001
                         (Title of Class of Securities)

                                  500507108(1)
                                 (CUSIP Number)

                          IDB HOLDING CORPORATION LTD.
                               THE TRIANGLE TOWER
                                   44TH FLOOR
                                3 AZRIELI CENTER
                                 TEL AVIV 67023
                             ATTN: INBAL TZION, ADV.
                           TELEPHONE #: 972-3-607-5666
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   MAY 1, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------
     (1) The CUSIP Number corresponds to the Issuer's American Depository Shares (individually, an "ADS"), which are publicly traded on the New York Stock Exchange. Each ADS represents 0.20 Ordinary Share. The ISIN for the Issuer's Ordinary Shares, which are traded on the Tel Aviv Stock Exchange, is IL006490127.

                               Page 1 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
 NUMBER OF         -------------------------------------------------------------
   SHARES          8)   SHARED VOTING POWER
BENEFICIALLY            1,636,059*
  OWNED BY         -------------------------------------------------------------
    EACH           9)   SOLE DISPOSITIVE POWER
 REPORTING              0
   PERSON          -------------------------------------------------------------
    WITH           10)  SHARED DISPOSITIVE POWER
                        1,636,059*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,636,059*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.02%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


----------
* Includes (i) 4,889 Ordinary Shares held by two subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for their own account, (ii) 473 Ordinary Shares held by Azorim Investment Development and Construction Co. Ltd. ("Azorim"), a subsidiary of IDB Development, for its own account and (iii) 483 Ordinary Shares held by Taavura Holdings Ltd. ("Taavura"), a subsidiary of IDB Development, for its own account. Does not include (i) 587,302 Ordinary Shares and (ii) options to purchase 126,616 Ordinary Shares, which are exercisable within 60 days of May 1, 2006, all of which are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by companies controlled by CIEH (the "CIEH Shares"). See also Item 5.

o Excludes the CIEH Shares.


                               Page 2 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
    SHARES         8)   SHARED VOTING POWER
 BENEFICIALLY           1,636,059*
   OWNED BY        -------------------------------------------------------------
     EACH          9)   SOLE DISPOSITIVE POWER
  REPORTING             0
    PERSON         -------------------------------------------------------------
     WITH          10)  SHARED DISPOSITIVE POWER
                        1,636,059*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,636,059*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.02%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

----------

* Includes (i) 4,889 Ordinary Shares held by two subsidiaries of CIEH for their own account, (ii) 473 Ordinary Shares held by Azorim for its own account and
(iii) 483 Ordinary Shares held by Taavura for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.

                               Page 3 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nochi Dankner
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
 NUMBER OF              0
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
  OWNED BY              1,636,059*
    EACH           -------------------------------------------------------------
 REPORTING         9)   SOLE DISPOSITIVE POWER
   PERSON               0
    WITH           -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        1,636,059*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,636,059*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.02%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 4,889 Ordinary Shares held by two subsidiaries of CIEH for their own account, (ii) 473 Ordinary Shares held by Azorim for its own account and
(iii) 483 Ordinary Shares held by Taavura for its own account . Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.

                               Page 4 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shelly Bergman
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
 NUMBER OF              0
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
  OWNED BY              1,636,059*
    EACH           -------------------------------------------------------------
 REPORTING         9)   SOLE DISPOSITIVE POWER
   PERSON               0
    WITH           -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        1,636,059*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,636,059*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.02%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 4,889 Ordinary Shares held by two subsidiaries of CIEH for their own account, (ii) 473 Ordinary Shares held by Azorim for its own account and
(iii) 483 Ordinary Shares held by Taavura for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.

                               Page 5 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ruth Manor
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
 NUMBER OF              0
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
  OWNED BY              1,636,059*
    EACH           -------------------------------------------------------------
 REPORTING         9)   SOLE DISPOSITIVE POWER
   PERSON               0
    WITH           -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        1,636,059*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,636,059*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.02%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 4,889 Ordinary Shares held by two subsidiaries of CIEH for their own account, (ii) 473 Ordinary Shares held by Azorim for its own account and
(iii) 483 Ordinary Shares held by Taavura for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.

                               Page 6 of 23 pages

                                  SCHEDULE 13D

CUSIP NO. 500507108

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Avraham Livnat
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
 NUMBER OF              0
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
  OWNED BY              1,636,059*
    EACH           -------------------------------------------------------------
 REPORTING         9)   SOLE DISPOSITIVE POWER
   PERSON               0
    WITH           -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        1,636,059*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,636,059*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]o
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.02%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------

* Includes (i) 4,889 Ordinary Shares held by two subsidiaries of CIEH for their own account, (ii) 473 Ordinary Shares held by Azorim for its own account and
(iii) 483 Ordinary Shares held by Taavura for its own account. Does not include the CIEH Shares. See also Item 5.

o Excludes the CIEH Shares.


                               Page 7 of 23 pages

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.001 each ("Ordinary Shares"), of Koor Industries Ltd. (the "Issuer"), filed by IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on June 6, 2005 (the "Statement").

     Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

     The following amends and supplements Items 2, 3, 4, 5 and 6 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b) and (c): As of May 1, 2006:

     o IDB Holding owned approximately 71.8% of the outstanding shares of IDB Development.

     o Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 57.1% and 13.4%, respectively, of the outstanding shares of Ganden Holdings Ltd. Other than Shelly Bergman, only one of Ganden Holdings' other shareholders, owning in the aggregate approximately 1.8% of Ganden Holdings' outstanding shares, has a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman, is a director, of IDB Holding and IDB Development.

     o In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned approximately 6.7% of the outstanding shares of IDB Holding, and Ganden Holdings itself owned directly approximately 11.4% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden and Ganden Holdings were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of IDB Development and IDB Holding are set forth in Schedules A and B attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A and B to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A and B to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See Item 4 below, which is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

     On May 1, 2006, Discount Investment Corporation Ltd. ("DIC"), an Israeli company whose shares are listed on the TASE and which is controlled by IDB Development, entered into a Share Purchase Agreement (the "Purchase Agreement") with several entities specified in the Purchase Agreement, which are affiliated with the Bronfman family, the members of which (collectively) comprise one of the principal shareholders of the Issuer, and an entity affiliated with Mr. Jonathan Kolber, the Chief Executive Officer of the Issuer (together, the "Sellers").


                               Page 8 of 23 pages

     Pursuant to the Purchase Agreement, at the closing of the transaction (the "Closing"), DIC shall purchase from the Sellers an aggregate of 5,753,207 Ordinary Shares (which may be in the form of Ordinary Shares or in the form of ADSs), representing approximately 35.4% of the Issuer's outstanding share capital, for a price equal to US$77.50 per Ordinary Share (equating to $15.50 per one ADS), or, in the aggregate, approximately $446 million, subject to adjustments for dividends or distributions made by the Issuer until the Closing (the "Purchase Price"). Subject to Closing, DIC also undertook to purchase, at the request of the Issuer's management personnel specified in the Purchase Agreement (the "Management Personnel"), and upon the terms and conditions set forth in the Purchase Agreement, additional Ordinary Shares acquired by such persons under the Issuer's 2003 Employee Share Options Scheme (the "Option Plan"), representing up to approximately 3% of the Issuer's outstanding share capital, at the same price per Ordinary Share as specified above, subject to adjustments specified in the Purchase Agreement (the "Management Option").

     The Purchase Price, to be paid in cash at the Closing, is expected to be financed principally from DIC's own working capital and the balance from external resources, such as an Israeli or foreign bank or institutional investors. Pursuant to the Purchase Agreement, DIC deposited $12 million in escrow on account of the Purchase Price, which escrow deposit shall be increased up to $24 million upon the occurrence of certain events specified in the Purchase Agreement. In general, said escrow deposit shall not be returned to DIC if the Closing shall not occur within the time period specified in the Purchase Agreement, except in certain events specified therein.

     Under the Purchase Agreement, the Sellers undertook, among other things, to have five members of the Board of Directors of the Issuer resign at the Closing and to use their best efforts to procure the appointment of five additional members, to be designated by DIC, to the Board of Directors of the Issuer.

     The Closing is subject to customary closing conditions, including the receipt of (1) DIC's Board of Directors approval by no later than May 1, 2006, which was timely obtained, (2) approval from Israel's Antitrust Director, and
(3) consents from the Issuer's lending banks with respect to changes in control. The Purchase Agreement provides that the last date for the Closing will be July 30, 2006, and the right of DIC to extend such date for up to three consecutive 30-day periods, subject to the terms and conditions set forth therein.

     The Purchase Agreement requires that upon the consummation of the purchase thereunder, DIC and any party deemed to hold shares of the Issuer together with DIC will own, in aggregate, less than 45.0% of the issued share capital of the Issuer. To that end, Section 14.7 of the Purchase Agreement permits DIC to purchase less than the 5,753,207 Ordinary Shares to be sold under the Purchase Agreement (such that the balance of unsold shares shall be purchased by other persons, not affiliated with DIC). In light of the foregoing, should the Closing occur, it is expected that, by virtue of DIC being controlled by IDB Development, IDB Development shall beneficially own, and each of the other Reporting Persons may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, Ordinary Shares representing no more than approximately 44.99% of the Issuer's outstanding share capital (excluding Ordinary Shares that may be purchased pursuant to the Management Option).

     THE FOREGOING DESCRIPTION OF THE PURCHASE AGREEMENT DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE PROVISIONS OF THE PURCHASE AGREEMENT FILED AS EXHIBIT 1 HERETO.

     The Ordinary Shares to be acquired by DIC pursuant to the Purchase Agreement will be purchased for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Ordinary Shares and take such actions with respect to such investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Ordinary Shares subject to applicable laws. The Reporting Persons could also determine to dispose of the Ordinary Shares, in whole or in part, at any time, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Ordinary Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons. To the best knowledge of the Reporting Persons, the directors and executive officers of IDB Holding and IDB Development may purchase or dispose of Ordinary Shares on their own account from time to time, subject to applicable laws.


                               Page 9 of 23 pages

     Except as provided otherwise herein or in the Purchase Agreement, none of the Reporting Persons, nor to the best of their knowledge, any of the directors or executive officers of IDB Holding and IDB Development, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Percentages are based on 16,325,013 Ordinary Shares outstanding as of May 1, 2006, as the Issuer advised the Reporting Persons.

     As of May 1, 2006:

     IDB Development holds 1,630,214 Ordinary Shares, and is deemed to share the power to vote and dispose of these Ordinary Shares, constituting approximately 9.98% of the Ordinary Shares outstanding. IDB Development may also be deemed to share the power to vote and dispose of the 473, 483 and 4,889 Ordinary Shares held by Azorim, Taavura and two subsidiaries of CIEH for their own account, respectively, for a total of 1,636,059 Ordinary Shares in the aggregate, constituting approximately 10.02% of the Ordinary Shares outstanding.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 1,636,059 Ordinary Shares referred to above, constituting approximately 10.02% of the Ordinary Shares then outstanding.

     Rolando Eisen, an external director of both the Issuer and IDB Holding elected in accordance with the Israeli Companies Law, beneficially owns 27,991 Ordinary Shares, constituting approximately 0.17% of the outstanding Ordinary Shares.

     Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding and IDB Development did not beneficially own as of May 1, 2006 any Ordinary Shares, except as set forth above.

     (c) The following table sets forth the purchases and sales of Ordinary Shares made during the last 60 days ending on May 1, 2006 by subsidiaries of IDB Development for their own account (purchases of a total of 1,739 Ordinary Shares and sales of a total of 10,176 Ordinary Shares). All these purchases and sales were made on the Tel Aviv Stock Exchange.

By two subsidiaries of CIEH for their own account:

Date of           Number of Shares       Number of Shares            Price Per
Transaction          Purchased                 Sold                    Share
-----------          ---------                 ----                    -----
April 3, 2006                                    151                NIS 238.50
                                                  25                    238.60
April 6, 2006           800                                             251.43
April 25, 2006                                 2,000                    264.56
April 26, 2006                                 1,000                    266.76
April 27, 2006                                 6,000                    281.74
                        466                                             266.90
April 30, 2006                                 1,000                    292.99

By Azorim:

Date of           Number of Shares       Number of Shares            Price Per
Transaction          Purchased                 Sold                    Share
-----------          ---------                 ----                    -----
April 27, 2006          173                                         NIS 284.63
May 1, 2006             300                                             280.20

Except for the Purchase Agreement and as described above, the Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days ending on May 1, 2006.


                              Page 10 of 23 pages

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Holding and IDB Development, purchased or sold during the last 60 days ending on May 1, 2006, any Ordinary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None, except for the Purchase Agreement described in Item 4 above, which description is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Schedules A and B:    Name, citizenship, residence or business address
                              and present principal occupation of the directors and executive officers of IDB Development and IDB Holding

        Exhibit 1:            Share Purchase Agreement, dated May 1, 2006

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2006



                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    By: IDB Holding Corporation Ltd.

                    By: /s/ Inbal Tzion
                        ----------------
                        /s/ Haim Tabouch
                        ----------------

                    Inbal Tzion and Haim Tabouch, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat pursuant to agreements annexed as Exhibits 1 through 5 to the initial Statement.


                              Page 11 of 23 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                               (as of May 1, 2006)


Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                         Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                              Israel Council.

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel


                              Page 12 of 23 pages

Amos Malka                                      External Director     Chairman of Albar Mimunit Services Ltd.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street, Kfar Shmariyahu 46910,
Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

     ======================================================================


                                                                      Schedule B

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                               (as of May 1, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.


                              Page 13 of 23 pages

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Rolando Eisen (1)                               External Director     Director of companies.
2 "A" Geiger Street, Naveh Avivim, Tel Aviv
69341, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.


                              Page 14 of 23 pages

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

(1)  As of May 1, 2006, Mr. Eisen owns 27,991 Ordinary Shares.

     ======================================================================

                                                                       Exhibit 1

                            SHARE PURCHASE AGREEMENT

This Share Purchase Agreement is made the first day of May, 2006 between:

     1. The Parties listed in SCHEDULE 1 hereto (the "SELLERS"); and

     2. Discount Investment Corp. Ltd, a company incorporated under the laws of the State of Israel (the "PURCHASER")

THE PARTIES hereto agree as follows:

     1. DECLARATIONS OF THE SELLERS

Each of the Sellers hereby warrants and represents with respect to itself to the Purchaser as of the date hereof:

          1.1 It owns the numbers of Ordinary Shares of NIS 0.001 nominal value each and ADR's of Koor Industries Limited (the "COMPANY") appearing opposite its name in SCHEDULE 1 hereto.

          1.2 The Shares and ADR's of the Company owned by the Sellers and referred to in SCHEDULE 1 are collectively referred to herein as the "SHARES".

          1.3 The Shares listed opposite its name in Schedule 1 represent all of the holdings of Ordinary Shares, ADR's, warrants or other convertible securities in the Company, direct or indirect, held by it on the date hereof.

          1.4 It has good title to the Shares appearing opposite its name in
     SCHEDULE 1.

          1.5 The Shares appearing opposite its name in Schedule 1 are fully paid and are not subject to any capital call, lien, encumbrance, pledge, charge, right of first refusal or other third party rights ("FREE AND CLEAR") other than as set out in SCHEDULE 2 hereto.

          1.6 It is not party to any shareholders agreement or other similar agreement with the Company or with any third party with respect to the Shares or any of them, including, without restriction, any agreements that could restrict the voting or disposition of Shares or any of them, other than as specified in SCHEDULE 2 hereto.

          1.7 Claridge Israel LLC, CBT Holdings LLC, Esarbee Investments Limited, Charles Rosner Bronfman Family Trust and Charles R. Bronfman Trust are deemed to hold their shares in the Company together (representing more than 25% of the voting rights in the Company) for the purposes of Israel's Companies Law 1999.

          1.8 It has taken all necessary action to authorise the signature, delivery and performance of this Agreement. The obligations on its part under this Agreement are valid, binding and enforceable against it in accordance with their terms.


                              Page 15 of 23 pages

None of the Sellers has made or is making any representation or warranty with respect to the Shares or the Company or with respect to the transactions contemplated by this Agreement, except as expressly set forth in this Agreement.

The representations set out in Sections 1.6 and 1.7 above shall remain in effect until the day sixty (60) days after the date of publication of the audited consolidated financial statements of the Company for the year ending December 31, 2006, and shall thereupon lapse (other than with respect to any matter for which a written notice of claim or demand reasonably setting out the details of the alleged breach has been submitted by the Purchaser to the Sellers prior to such date).

The representations set out in Sections 1.1-1.5 and 1.8 shall remain in effect for the applicable statutory period of limitation.

No claims for breach of the foregoing representations and warranties shall be brought in any event unless such claims are equal to at least the aggregate of US$5 million dollars (the "Threshold").

     2. PURCHASE AND SALE OF SHARES

          2.1 Each Seller hereby agrees to sell at Closing (as hereinafter defined) the Shares appearing opposite its name in Schedule 1, to the Purchaser and the Purchaser hereby agrees to Purchase all such Shares at Closing. (For the avoidance of doubt, the Shares may be in the form of Ordinary Shares or ADR's. Each Ordinary Share is the equivalent of 5 ADR's).

          2.2 The number of Shares to be sold by each of the Sellers is the number of Shares (and ADR's where relevant) appearing opposite the name of each of the Sellers in SCHEDULE 1 hereto.

          2.3 The Sellers agree to transfer to the Purchaser at Closing any registration rights received from the Company relating to the Shares to the extent assignable.

     3. THE PURCHASE PRICE

          3.1 The Purchaser shall pay to the Sellers the amount of US$77.50 (seventy-seven dollars and fifty cents) per Ordinary Share equivalent to US$15.50 (fifteen dollars and fifty cents) per ADR.

          3.2 The total purchase price for the Shares is US$445,873,543.00 (the "PURCHASE PRICE"). The Purchaser will deposit US$12 million dollars with Herzog Fox Neeman (HFN) in escrow not later than 14:00 Tel Aviv time on May 2, 2006, and may pay additional deposit(s) pursuant to Section 9.1, which together with the initial deposit shall be applied to the Purchase Price. The initial and any subsequent deposits are hereinafter referred to as the "DEPOSIT."

          3.3 The Purchase Price shall be reduced by the amount equal to the aggregate cash dividend or distribution paid on the Shares, or for which the cum-date falls between the date hereof and the Closing.

          3.4 The Purchase Price, inclusive of the Deposit (which will be paid from the HFN escrow), will be paid at Closing. Payment at the Closing shall be in cash in immediately available funds by wire transfer to the accounts of the Sellers notified to the Purchaser in writing at least two business days prior to the Closing.

     4. In the event that notification of the unconditional approval of the Board of Directors of the Purchaser is not received by the Sellers by 20:00 Tel Aviv time on May 1, 2006 or the US$12 million Deposit is not received by HFN by 14:00 Tel Aviv time on May 2, 2006, this Agreement shall be automatically terminated.

     5. WARRANTIES OF THE PURCHASER

The Purchaser hereby warrants and represents to the Sellers:

          5.1 It has sufficient financial means available to it (including institutional finance) to consummate the transactions as contemplated by this Agreement.


                              Page 16 of 23 pages

          5.2 Upon approval of its Board of Directors, it shall have taken all necessary action to authorise the signature, delivery and performance of this Agreement.

          5.3 Upon approval of its Board of Directors, the obligations on its part under this Agreement will be valid, binding and enforceable against it in accordance with the terms hereof.

          5.4 It acknowledges that it can bear the economic risk of its investment, and has knowledge and experience in financial or business matters that it is capable of evaluating the merits and risk of the investment in the Shares and has the capacity to protect its own interest. It has not been organized solely for the purpose of acquiring the Shares.

          5.5 It is acquiring the Shares solely for the purpose of investment for its own account, not as a nominee or agent, and not with a view to, or for offer or sale in connection with, any distribution thereof; provided that it has the right to assign its right to acquire the Shares under the circumstances contemplated by Section 14.7. It understands that the Shares have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act") and as such are characterized as "restricted securities" under the Securities Act.

          5.6 It is (i) an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act and (ii) not a U.S. Person within the meaning of Regulation S promulgated under the Securities Act.

          5.7 Upon consummation of the transactions that are the subject of this Agreement, the Purchaser and any party deemed to hold shares in the Company together with the Purchaser will own in aggregate less than 45% of the issued share capital of the Company.

The Purchaser acknowledges that it is not relying on any representation or warranty of any of the Sellers with respect to the Shares or the Company or the business of the Company or with respect to the transactions contemplated by this Agreement, except those representations and warranties expressly set forth in this Agreement.

Except for the representations and warranties expressly set forth in this Agreement, the Purchaser is purchasing the Shares "As Is".

The representations set forth in Section 5 shall remain in effect for the applicable statutory period of limitation.

The Purchaser has not made and is not making any representation or warranty with respect to itself or the transactions contemplated by this Agreement, except as expressly set forth in this Agreement.

     6. CONDITIONS PRECEDENT

The obligations of the Parties to complete the sale and purchase of the Shares is subject to the fulfillment, prior to or at the time of Closing of each of the following conditions precedent (the "CONDITIONS PRECEDENTS"):

          6.1 Approval of the present Agreement and the transactions contemplated herein by the Board of Directors of the Purchaser and notification thereof to the Sellers by not later than 20:00 Tel Aviv time on May 1, 2006.

          6.2. The Antitrust Director shall have given her approval to the transactions contemplated by this Agreement, such approval to be unconditional or subject to conditions other than the sale by the Company of its shares in Makhteshim Agan Industries, Ltd or ECI Telecom, Ltd., or sale by the IDB Group of any material assets; provided that a condition requiring a sale of IDB Group assets that can be avoided by the sale by the Company of assets other than the shares of the two entities identified above shall be an acceptable condition.

          6.3. Any consent to a change of control of the Company required from the Company's lending banks shall have been obtained.

The Purchaser agrees to provide the Sellers with ongoing information with respect to the status of its application for the approval from the Antitrust Director.


                              Page 17 of 23 pages

     7. INTERIM PERIOD

During the period between date of signing this Agreement and Closing, the Sellers shall use all reasonable efforts subject to fiduciary obligations that the Company not take any of the following actions (other than in compliance with decisions of the Board of Directors of the Company prior to April 10, 2006):

          (a) issue any shares or other securities convertible into shares of the Company other than as a result of exercise of existing options and warrants and conversion of existing convertible securities of the Company;

          (b) dispose of or enter into any agreement or undertaking with respect to any portion of the shareholdings of the Company in Makhteshim Agan Industries Ltd, ECI Telecom Limited or Elbit Systems Ltd. other than in the ordinary course of business;

          (c) make any change in the terms of employment of the CEO or President of the Company other than in the ordinary course of business or as permitted or contemplated by existing employment agreements;

          (d) amend the Memorandum of Association or Articles of Association of the Company;

          (e) enter into any merger or other similar transaction or effect any dissolution, liquidation or other winding up or reorganization (solvent or insolvent) of the Company.

     8. CLOSING

          8.1 The Closing of the purchase and sale of the Shares ("CLOSING") shall take place in Tel Aviv within five (5) business days of satisfaction of the Conditions Precedent; provided that upon satisfaction of the Conditions Precedent prior to June 7, 2006 the Purchaser shall have the right to delay the Closing to June 14, 2006. Subject to Section 10 below, in the event that the Conditions Precedent are not satisfied within the period permitted by Section 9, other than through the fault of any of the parties hereto, then the obligations of the parties to sell and purchase the Shares shall terminate.

          8.2 At the Closing, the following actions will take place, all of which shall be deemed to have occurred simultaneously, and no action shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered, until all actions are completed and all documents and certificates delivered:

          8.2.1 The Sellers shall deliver to the Purchaser:

               (a) A letter from Bank Hapoalim BM (hereinafter "BANK HAPOALIM") confirming that Bank Hapoalim holds all of the Shares in an account or accounts in the name of the Sellers. The form of letter shall be as set out in EXHIBIT 8.2.1(a) hereto;

               (b) A letter from Bank Hapoalim confirming that upon payment to it of a specified amount that shall not exceed in total US$110 million, Bank Hapoalim will release all the pledges, liens or charges in its favour over any of the Shares. The form of letter shall be as set out in EXHIBIT 8.2.1(b) hereto;

               (c) A letter from the Sellers to Bank Hapoalim instructing Bank Hapoalim to transfer the Shares to the Purchaser. The form of letter shall be as set out in EXHIBIT 8.2.1 (c) hereto (the "INSTRUCTION LETTER");

               (d) A Legal Opinion or Legal Opinions in a form reasonably satisfactory to the Purchaser confirming that the Instruction Letter has been duly signed by authorised signatories on behalf of each of the Sellers in an instruction contained therein by the Sellers.

               (e) A declaration from each of the Sellers that each of the warranties that it has given under Section 1 above is correct as at the date of Closing (other than those warranties that speak as of a particular date which shall be correct as of such date, and in all cases subject to such modifications as may be appropriate subsequent to the date hereof, provided that any such modification, if material, has been approved by the Purchaser), and that at Closing the Sellers are transferring the Shares to the Purchaser Free and Clear.


                              Page 18 of 23 pages

          8.2.2 The Purchaser shall deliver a declaration to the Sellers that the warranties that it has given under Section 5 above are correct as at the date of Closing (subject to such modifications as may be appropriate, provided that any such modifications, if material, has been approved by the Sellers).

          8.2.3 The Instruction Letter shall be delivered to Bank Hapoalim.

          8.2.4 The Purchaser shall pay the Purchase Price to the Sellers net of payment of the amount set out in the letter received pursuant to Section 8.2.1(b) which amount shall be paid to Bank Hapoalim.

          8.2.5 The Purchaser shall receive confirmation from its bank that the Shares have been credited to its account.

          8.2.6 The Sellers shall provide customary certification from the Israeli revenue authorities to the Purchaser that no Israeli tax or other withholding is to be deducted from the Purchase Price. Failing such certification in respect of any Seller, the Purchaser shall make withholding on payment to such Seller as required by law.

          8.2.7 Mr. Charles R. Bronfman, Mr. Andrew Hauptman and three other directors of the Company shall deliver letters of resignation from the Board of Directors of the Company in the form set out in EXHIBIT 8.2.7 hereto; provided that in the event one or more of such additional three directors have not resigned, the Sellers shall convene a meeting of the shareholders to be held as soon as possible following the date of the Closing in order to approve the removal of any such additional directors.

          8.2.8 The Sellers shall use best efforts to procure the convening of a meeting of the Board of Directors of the Company at which five (5) additional directors nominated by the Purchaser shall be co-opted to the Board of Directors of the Company. Failing the convening of such meeting, the Sellers shall convene a meeting of the shareholders to be held as near as possible to the date of the Closing in order to approve the appointment of the five additional directors.

          8.3 For the avoidance of doubt, the liability of the Sellers under this Agreement is several and not joint and several, provided, however, that the Purchaser shall not be required to purchase any of the Shares at Closing unless all of the Sellers comply with all of their obligations under this Agreement with respect to the sale of the Shares.

     9. CLOSING DATE

          9.1 The last date for the Closing shall be July 30, 2006 subject to the right of the Purchaser to extend the Closing in order to obtain the approval contemplated in Section 6.2 or 6.3 hereof, (save in the case where refusal of consent by the Company's lending bank results from borrower limits applicable to the Purchaser) for a maximum of three consecutive 30 day periods provided that the Purchaser, simultaneously with exercising its right to extend the Closing, has deposited US$4 million dollars with HFN, in immediately available funds by wire transfer, with respect to each such 30 day extension.

     10. APPLICATION OF DEPOSIT ON TERMINATION

          10.1 If the Closing does not occur within the period contemplated by
     Section 9 due to the inability of the Purchaser to obtain the regulatory approvals contemplated by Section 6.2 hereof or for any other reason or cause whatsoever, without exception other than (i) the fault or refusal of the Sellers to deliver the Shares or to make the deliveries required by the Sellers contemplated in Section 8.2 or (ii) the failure of the Company's lending banks to approve the change in control (save in the case where refusal of consent by the Company's lending banks results from borrower limits applicable to the Purchaser), the Deposit shall be paid to the Sellers.

          10.2 If the Closing does not occur solely due to (i) the fault or refusal of the Sellers to deliver the Shares or make the deliveries required by the Sellers in Section 8.2 or (ii) the failure of the Company's lending banks to approve the change in control (save in the case where refusal of consent by the Company's lending banks results from the borrower limits applicable to the Purchaser), the Deposit shall be returned to the Purchaser.


                              Page 19 of 23 pages

          10.3 The Parties agree that any interest on the Deposit shall be paid together with the principal amount thereof to the party to whom such principal amount is payable.

          10.4 The Sellers agree that the payment of the Deposit, as contemplated in Section 10.1, shall be their sole recourse or remedy in the event that the purchase and sale of the Shares is not consummated as a result of the failure to obtain the approval of the Antitrust Director contemplated in Section 6.2 hereof.

     11. 2003 EMPLOYEE SHARE OPTIONS SCHEME

          11.1 The Purchaser acknowledges that each of the current directors, officers and management personnel listed in SCHEDULE 5 (the "MANAGEMENT PERSONNEL") has acquired Ordinary Shares or holds options (both vested and unvested) to acquire Ordinary Shares in the Company under the terms of the Scheme. The Purchaser hereby undertakes towards the Sellers on behalf of the Management Personnel (who are hereby considered as third parties beneficiaries under this Agreement for the purposes of this Section 11 only), that the Purchaser will purchase from the Management Personnel any Ordinary Shares in the Company acquired by the Management Personnel under the Scheme, at the same price per share as that specified in Section 3.1 above, in the case of Ordinary Shares (other than options not exercised) as adjusted for dividends or distributions paid or for which the cum-date falls prior to the date of purchase from the Management Personnel, to the extent payment or such cum-date occurred following ownership of such Ordinary Shares by such person.

          11.2 Following the Closing, each of the Management Personnel shall be entitled to serve notice in writing upon the Purchaser requiring the Purchaser to purchase Ordinary Shares in the Company pursuant to this
     Section 11 no later than thirty days after the Closing Date, or thirty days from the vesting of any options under the Scheme or the end of the tax lock-up period (pursuant to Section 102 of Israel's Income Tax Ordinance), if later.

          11.3 The Purchaser shall purchase any shares in respect of which notice is served by Management Personnel pursuant to this Section 11, within one hundred eighty (180) days of Closing (or receipt of notice as aforesaid, if later), unless any such Management Personnel shall have served notice on the Purchaser revoking exercise of the right of Sale pursuant to this Section 11 with the respect to any such shares no later than seven (7) days prior to the date for purchase of those shares.

          11.4 For the avoidance of doubt, the right of the Management Personnel to sell shares pursuant to this Section 11 shall be subject to Closing taking place. All Shares sold by Management Personnel under this Section 11 shall be sold Free and Clear.

     12. GOVERNING LAW

This Agreement shall be governed and interpreted in accordance with the laws of the State of Israel.

     13. JURISDICTION

Other than as expressly stated herein, the parties hereto hereby submit to the jurisdiction of the Tel Aviv District Court in respect of any dispute arising in connection with this Agreement. The following addresses shall be addresses for service of legal process upon the parties hereto within the State of Israel:

The Sellers:
Herzog Fox Neeman
Asia House
4 Weizmann Street
Tel Aviv 64239
Israel

The Purchaser:
Azrieli Center
Triangle Tower
Tel Aviv 67023
Israel


                              Page 20 of 23 pages

With a copy to:
Goldfarb, Levy, Eran, Meiri and Co.
2 Weizmann Street
Tel Aviv
Israel

     14. MISCELLANEOUS

          14.1 Any notice, demand or request which may be or is required to be given in this Agreement shall be delivered in person or by registered mail or by telecopier, and shall be addressed as follows:

To the Sellers:
Herzog Fox Neeman
Asia House
4 Weizmann Street
Tel Aviv 64239
Israel

c/o Claridge Inc.
1170 Peel Street, 8th Floor
Montreal, Quebec H3B 4P2
Canada

c/o Andell Holdings, LLC
10877 Wilshire Boulevard, Suite 2200
Los Angeles, CA 90024

To the Purchaser:
Azrieli Center
Triangle Tower
Tel Aviv 67023
Israel

          14.2 Any notice sent to the proper address set forth above by registered mail shall be deemed to have been received upon actual delivery. Any notice sent by telecopier (with answer-back confirmation) shall be deemed to have been received on the next business day.

          14.3 Any party may provide notice of a change of address in the manner provided for herein.

          14.4 This Agreement may be amendment only by a document in writing signed by all of the parties hereto.

          14.5 This Agreement will be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same document.

          14.6 For the avoidance of doubt, any tax due upon the sale of the Shares shall be borne by the Sellers.

          14.7 No party hereto may assign, sell or otherwise transfer its rights under this Agreement without the prior written agreement of the other parties hereto, save and except the Purchaser may assign:

               (a) all or a portion of its rights and obligations to any company controlled (as control is defined under the Israeli Securities Law (5728-1968)) by it;


                              Page 21 of 23 pages

               (b) such portion of its rights and obligations hereunder such that the Purchaser and any party deemed to hold shares in the Company together with the Purchaser, do not own more than 45% of the outstanding shares of the Company including shares that may be acquired pursuant to Article 11 hereof; or

               (c) to a third party in the event that the Purchaser is unable to obtain the approval contemplated in Section 6.2 hereof or the approval of the Company's lending banks contemplated in Section 6.3 due to borrower limits applicable to the Purchaser.

The right to assign under Section 14.7(a) may be exercised only to assign to one party and under Section 14.7(b) or (c) only to assign to a number of parties, not in excess of four parties, as would not lead to a violation of any applicable Israeli, Canadian or United States law or regulation. The Purchaser agrees to provide the Sellers with five days' written notice of a proposed assignment and any such assignment shall be subject to the Purchaser and the Assignee entering into an agreement, in form and substance satisfactory to the Sellers and their attorneys relating thereto, including joint and several obligations of the Purchaser and the assignee of all obligations assigned hereunder.

          14.8 In the event that the present agreement is terminated and the Deposit is paid to the Sellers as contemplated in Section 10.1 hereof and the Sellers collectively sell (other than to related Parties) not less than 75% of Shares at an average price of not less than US$15.50 (as adjusted for dividends or distributions paid or for which the cum-date falls prior to the date of sale) plus interest thereon computed from the date hereof to the date of closing of such sale at a rate of 5% per annum to a third party prior to the initial anniversary hereof, the Sellers shall remit to the Purchaser an amount equal to the Deposit.

          14.9 Each party shall take all actions and execute all documents necessary to consummate the transactions contemplated hereby including cooperating with the requests for all required consents.

          14.10 Each of the parties hereto shall bear its own costs and expenses (including legal fees). Joint expenses of the parties shall be borne by the Purchaser on the one hand, and the Sellers, on the other hand, in equal shares.

          14.11 Time is of the essence in the performance of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

CHARLES ROSNER BRONFMAN FAMILY TRUST
By:      /s/ Oded Tal
By:      /s/ Robert Fethersonhaugh

CBT HOLDINGS, LLC
By:      /s/ Scott Richland

CLARIDGE ISRAEL LLC
By:      /s/ Scott Richland

ESARBEE INVESTMENTS LIMITED
By:      /s/ Oded Tal
By:      /s/ Robert Fethersonhaugh

CHARLES R. BRONFMAN TRUST
By:      /s/ Oded Tal
By:      /s/ Robert Fethersonhaugh

ANFIELD LIMITED, on its own behalf and on behalf of a related entity
By:      /s/ Alan Sacks
         Alan Sacks, Director

DISCOUNT INVESTMENT CORP., LTD
By:      /s/ Nochi Dankner
By:      /s/ Ami Erel

                              Page 22 of 23 pages

                                   SCHEDULE 1

                                     SELLERS

                                        NUMBER OF SHARES AND % OF
NAME                                    OUTSTANDING CAPITAL

Charles Rosner Bronfman Family Trust      120,046 ordinary shares         0.74%
CBT Holdings, LLC                         119,316 ordinary shares         0.73%
Claridge Israel LLC                     2,375,835 ordinary shares        14.61%
Esarbee Investments Limited             2,271,167 ordinary shares        13.97%
Charles R. Bronfman Trust                 104,669 ordinary shares         0.64%
Anfield Limited and a related entity      762,174 ordinary shares         4.69%
                                        -------------------------        ------
                                        5,753,207                        35.38%

                                   SCHEDULE 2

The majority of the Shares are pledged in favor of Bank Hapoalim B.M. The pledge documentation contain provisions that may limit the voting or disposition of the Shares. These restrictions will cease to apply upon repayment of the amounts secured by the aforesaid pledge over the Shares.



                              Page 23 of 23 pages